Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

February 4, 2010

Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources and Income Trust (File Nos. 333-164363, 811-21698)

Dear Ms. Hatch:

The Gabelli Global Gold, Natural Resources and Income Trust (the "Fund") has authorized us to make the following responses to the comments in your letter dated February 1, 2010 to its Registration Statement on Form N-2 (the "Registration Statement").  Your comments are set forth below and our response follows each respective comment in italics.

PROSPECTUS

Prospectus Summary

1.
Under the heading, “Preferred Shares and Borrowing,” please disclose that distributions to preferred shareholders may come from the common shareholders’ capital, which would reduce the net assets attributable to common shareholders since the liquidation value of the preferred shareholders is constant.  Please add similar disclosure to “Leverage Risk” in the prospectus summary and elsewhere, as appropriate.

The disclosure has been revised accordingly.

2.
Under the heading, “Dividends and Distributions,” the disclosure states that “[a] portion of the Fund’s distributions on its common shares for 2008 and subsequent periods have included, or have been estimated to include, a return of capital.”  According to the annual report filed on Form N-CSR for the period ended December 31, 2008, the distribution to common shareholders included $1.07 of return of capital, which is approximately 64% of the total distribution for the year.  And, according to the semi-annual report filed on Form N-CSRS for the period ended June 30, 2009, the entire year-to-date distributions for the common shareholders are estimated to be return of capital, as well as a portion of the distributions to preferred shareholders.  Please disclose in this section that a significant portion, and possibly all, of the distributions to common shareholders will be return of capital, and that a portion of the distributions to preferred shareholders may also be a return of the common shareholders’ capital.

The disclosure has been revised to provide that a significant portion of the distributions to common shareholders will be a return of capital and that a portion of the preferred share holders' distributions may also be sourced from capital attributable to the common shareholders .  However, since the language relates to aggregate distributions for the year rather than to any particular distribution, the disclosure does not provide that possibly all of the distributions to common shareholders will be a return of capital.

Summary of Fund Expenses

3.
In the fee table, the line item for “Interest on Borrowed Funds” is listed as “None.”  However, the Statement of Operations in the annual report for the period ended December 31, 2008, includes interest expense of $653,338 (the highest expense amount except for the investment advisory fees).  Please explain to us why the fee table does not include the interest expense incurred by the fund.

The Fund had no borrowings in 2008 or 2009. Any interest expense is included in the line item for "Other Expenses." Such interest expense relates to interest payments from overdraft balances.

Financial Highlights

4.
The financial highlights on page 11 show that for the six month period ended June 30, 2009, the preferred shareholders received distributions from return of capital attributable to the common shareholders.  Please explain to us how the distribution policy for the preferred shareholders complies with Section 19 of the Investment Company Act of 1940.

The Fund's distribution policy for the preferred shareholders complies with Section 19 of the Investment Company Act of 1940.  In compliance with Section 19(a) of the Investment Company Act of 1940, the Fund has mailed written statements to its shareholders disclosing the source of the distributions made to preferred shareholders. These statements can also be found on the Fund's website: http://www.gabelli.com.

In compliance with Section 19(b) of the Investment Company Act of 1940, the Fund has distributed long-term capital gains on two occasions in the previous fiscal year, the second distribution of long-term capital gains being made under the exemption provided for in Rule 19b-1(f) of the Investment Company Act of 1940.

Dividends and Distributions

5.
Under this heading on page 31, the disclosure states, “as the Fund is covered by an exemption from the 1940 Act which allows the Board of Trustees to implement a managed distribution policy, the Board of Trustees in the future may determine to cause the Fund to distribute a fixed percentage of the Fund’s average net asset value or market price per common share over a specified period of time at or about the time of distribution or to distribute a fixed dollar amount.  The Board of Trustees has no present intention to implement such a policy.”  For the fiscal year ended December 31, 2008, the Fund distributed $1.68 ($0.14 per month) most of which was return of capital, and for the six months ended June 30, 2009, the Fund distributed $0.84 ($0.14 per month) all of which was return of capital.  Please explain the inconsistency between the disclosure and the actual distributions of the Fund.  In addition, please explain whether the Board has in fact approved a managed distribution policy for both the common shareholders and the preferred shareholders.

We have removed the disclosure relating to the exemptive order.  Prior to 2009, the Fund had benefited from an exemption from the 1940 Act, which permitted the Board of Trustees to implement a managed distribution policy.  Since 2009, the Fund  has not utilized the exemption to implement a managed distribution policy.  Each quarter, the Board of Trustees reviews and determines the amount of any potential monthly distribution for the following quarter based on the income, capital gain, or capital available.  The Board of Trustees continues to monitor the Fund's distribution level, taking into consideration the Fund's net asset value and the financial market environment.

Regulatory Matters

6.
In the notes to financial statements in the annual report for the period ended December 31, 2008, Note 7 discloses that “on January 12, 2009, the SEC issued an administrative action approving a final settlement of a previously disclosed matter with the Adviser involving compliance with Section 19(a) of the Investment Company Act of 1940 and rule 19a-1 thereunder by two closed-end funds…”  Please include the same disclosure in the prospectus under the heading, “Regulatory Matters.”

The regulatory matter involving the Adviser's compliance with Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder is now settled and complete.  Since the Form N-2 rules provide for disclosure regarding  pending or threatened  legal actions, the Fund has omitted disclosure relating to the settled matter.

Form N-CSR

Statement of Assets and Liabilities

7.
The statement of assets and liabilities includes an asset, “Deferred offering expense,” of $164,666.  Please explain to us the accounting treatment for deferred offering expenses and whether the accounting treatment conforms with GAAP.

The Fund commenced offering common shares from its existing 3 year shelf registration on February 19, 2009.

As per Section 8.248.26 of the 2009 AICPA Investment Companies Audit and Accounting Guide and discussed by paragraphs 5-6 of FASB ASC 946-20-25 and 946-20-35-5, offering costs of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight-line basis.

In accordance with GAAP, prior to February 19, 2009, The Gabelli Global Gold, Natural Resources and Income Trust treated the $164,666 relating to offering expenses as a deferred charge.  On February 19, 2009, when The Gabelli Global Gold, Natural Resources and Income Trust commenced offering common shares, the shelf offering costs associated with the issuance of common shares were amortized to expense over twelve months on a straight-line basis.

If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-2262.

Sincerely,

/s/ Rose Park